FOR IMMEDIATE RELEASE

         NEWS RELEASE

NEW CFO JOINS CANALASKA URANIUM

FOUR DRILL PROGRAMS FOR URANIUM STARTING JANUARY, 2009

Vancouver, Canada, December 10th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that Mr. Damian Towns has joined the company as its new Chief Financial Officer (“CFO”).

Since 2006, Mr. Towns has been the CFO of Coro Mining Corporation, where he will continue his duties going forward in a part-time capacity.  He is joining CanAlaska to help build the Company’s financial oversight and to strengthen CanAlaska’s relationships with its strategic partners as the Company continues to pursue an aggressive exploration strategy for uranium in Canada’s Athabasca Basin.

Mr. Towns is a qualified Chartered Accountant with a strong audit background, stemming from his prior engagement as Audit Manager for PricewaterhouseCoopers.  He also brings to CanAlaska considerable corporate mining experience from First Quantum Minerals Ltd., where Mr. Towns held the title of Controller between 2002 to 2006.

The Company warmly welcomes Mr. Towns to its management team and would also like to express its best wishes to Mr. Gordon Steblin, who has been CanAlaska’s CFO for the past 6 years and is leaving to pursue personal interests.   In connection with his appointment, Mr. Towns has been granted, subject to regulatory acceptance, an incentive stock option for the purchase of 1,000,000 common shares at an exercise price of $0.25 per share for a period of 5 years.  This share option will include a two year vesting provision.

CanAlaska is currently planning to undertake four drill programs in the upcoming winter exploration season, where it expects to surpass its pace of exploration activity from the prior year.  Despite the current financial downturn, the Company continues to receive strong financial support from its offshore strategic partners towards achieving its goal of making a significant uranium discovery in the Athabasca Basin.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with Chinese mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 10th, 2008